Exhibit 99.1

Inspira Technologies to Begin Trading as QTREX Quantum Under Nasdaq Ticker “QTEX” on May 20, 2026, Following Strategic Focus on AME and Quantum Connectivity

RA’ANANA, Israel, May 19, 2026 – Inspira Technologies Oxy B.H.N. Ltd. (Nasdaq: IINN, IINNW) (“Inspira” or the “Company”) today announced that, at the opening of trading on the Nasdaq Capital Market on May 20, 2026, the Company’s ordinary shares will begin trading under the new ticker symbol “QTEX” in connection with the Company’s corporate name change to QTREX Quantum Ltd. (“QTREX”). The Company’s warrants will trade under the ticker symbol “QTEXW.” Through the close of trading on May 19, 2026, the Company’s ordinary shares and warrants will continue to trade under “IINN” and “IINNW,” respectively.

The new name reflects the Company’s strategic focus on its Additively Manufactured Electronics (“AME”) technology platform as a foundation for advanced manufacturing, high-performance electronics and quantum connectivity infrastructure.

QTREX is focused on applying its AME platform to one of quantum computing’s critical hardware bottlenecks: connectivity inside dilution cryostats. As quantum systems scale, traditional wiring architectures add heat, noise, RF loss and mechanical complexity. QTREX’s approach is to build monolithic interconnect structures that integrate conductors, RF dielectrics, shielding, thermal management and routing into a single engineered system for next-generation quantum connectivity infrastructure.

No further action is required by existing shareholders in connection with the name and ticker symbol change. CUSIP information and related operational details will be reflected by the Company’s transfer agent and The Depository Trust Company in the ordinary course.

About QTREX Quantum

Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) is a technology company focused on advanced connectivity and electronics manufacturing solutions for next-generation hardware markets. Following its acquisition of the Additively Manufactured Electronics (AME) platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. Inspira also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business. For more information, please visit: www.q-trex.com and www.inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the name change and the timing thereof, and the application of the AME platform. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485

Investor Relations Contact
Arx Investor Relations
North American Equities Desk
inspira@arxhq.com